UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

APELLIS PHARMACEUTICALS, INC.
(Name of Subject Company)

ASPEN PURCHASER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

BIOGEN INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

03753U106
(CUSIP Number of Class of Securities)

Wendell Taylor
Chief Corporation Counsel
Biogen Inc.
225 Binney Street
Cambridge, MA 02142
(617) 679-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Aaron M. Gruber
Bethany A. Pfalzgraf
Ryan J. Wichtowski
Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001
(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on April 14, 2026, by Biogen Inc., a Delaware corporation (“Biogen”). The Schedule TO relates to the tender offer by Aspen Purchaser Sub, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Biogen (“Purchaser”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Apellis Pharmaceuticals, Inc., a Delaware corporation (“Apellis”), in exchange for (i) $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding, plus (ii) one contractual, non-transferable contingent value right per Share representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and conditions of the CVR Agreement (as defined in the Offer to Purchase), in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 2026 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 11.  Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	By adding the following new sentence at the end of Section 10—“Background of the Offer; Past Contacts or Negotiations with Apellis” of the Offer to Purchase:

“During the two-year period prior to the execution of the Merger Agreement, Evercore and its affiliates provided financial advisory services to Biogen and received fees for such services of less than $1 million, none of which related to transactions with or involving Apellis.”

2.	By replacing the paragraph under the heading “Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“On April 21, 2026, Kent Harris, a purported stockholder of Apellis, filed a lawsuit against Apellis and its directors in the Supreme Court of the State of New York, captioned Harris v. Apellis Pharmaceuticals, Inc. et al., Case No. 652334/2026 (the “Harris complaint”). On April 22, 2026, John Clark, a purported stockholder of Apellis, filed a lawsuit against Apellis and its directors in the Supreme Court of the State of New York, captioned Clark v. Apellis Pharmaceuticals, Inc. et al., Case No. 652385/2026 (the “Clark complaint”). Each of the Harris and Clark complaints alleges that the Schedule 14D-9 misrepresents and/or omits material information and, as a result, asserts causes of action against all defendants for (a) negligent misrepresentation and concealment in violation of New York common law; and (b) negligence in violation of New York common law. Each of the Harris and Clark complaints seeks, among other things, (i) injunctive relief preventing the consummation of the proposed transactions until the alleged omitted material information has been disclosed; (ii) rescission of the proposed transactions or an award of actual and punitive damages in the event the proposed transactions are consummated; and (iii) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

On April 27, 2026, Elissa Schwartz, a purported stockholder of Apellis, filed a lawsuit against Apellis and its directors, Biogen and Purchaser in the Superior Court of the Commonwealth of Massachusetts, captioned Schwartz v. Chan et al., Case No. 2683CV00396 (the “Schwartz complaint”). The Schwartz complaint alleges that the Schedule 14D-9 and the Schedule TO misrepresent and/or omit material information and, as a result, asserts causes of action against all defendants for (a) negligent misrepresentation and concealment under Massachusetts common law and (b) general negligence under Massachusetts common law. The Schwartz complaint seeks, among other things, (i) a declaration that the defendants misrepresented, concealed or omitted facts, and/or aided and abetted in the same; (ii) a declaration that the defendants were negligent and failed to exercise reasonable care or competence in preparing the Schedule TO and the Schedule 14D-9; (iii) an order that the defendants make corrective and complete disclosures; (iv) injunctive relief preventing and/or rescinding the proposed transactions until trial or until the defendants have made corrective and complete disclosures; and (v) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

In addition to the complaints, as of May 6, 2026, Apellis has received 13 demand letters from purported stockholders of Apellis generally alleging disclosure deficiencies in connection with the disclosures associated with the proposed transactions (collectively, the “demand letters”).

The defendants believe that the allegations and claims asserted in the foregoing complaints and demand letters, as applicable, are without merit and that the disclosures in the Schedule 14D-9 and the Schedule TO comply fully with applicable law. It is possible that additional, similar complaints or demand letters may be filed against, or received by, Apellis, members of the Apellis Board, Biogen or Purchaser, or that the complaints or demand letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, Biogen, Purchaser or Apellis will not necessarily disclose them.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOGEN INC.
By	/s/ Robin Kramer
	Name:	Robin Kramer
	Title:	Chief Financial Officer
	Date:	May 6, 2026

ASPEN PURCHASER SUB, INC.
By	/s/ Michael Dambach
	Name:	Michael Dambach
	Title:	Authorized Signatory
	Date:	May 6, 2026